TAHOE RESOURCES UPDATES ESCOBAL DRILLING
Details of Five-Year Plan Also Released

VANCOUVER, B.C. (December 3, 2012) – Tahoe Resources Inc. (TSX: THO, NYSE: TAHO) is pleased to provide an update on exploration drilling at its 100 percent owned Escobal project in southeast Guatemala. Since the last update, 49 new drillholes for 34,715 metres have been completed on the Escobal vein, bringing the project total to 399 holes for 156,384 metres.

This news release represents the first drill update since the May 7, 2012 Preliminary Economic Assessment (PEA). Recent wide-spaced drilling has significantly extended the Escobal vein laterally over 600 metres west and 400 metres east of the current resource limits as well as down dip in the East and West/Margarito zones. Mineralization can now be traced over a 3,000 metre strike length and 1,600 metre vertical range along the Escobal vein. The trend remains open laterally to the east and west, and to depth.

“This step-out drilling enhances the geologic prospectivity of this world-class mineralized system,” said Brian Brodsky, Tahoe’s exploration vice president. “We are confident that our in-fill drilling program should support a higher mill throughput rate in the future.

“This potential growth would significantly enhance the project’s benefit to Guatemala as well as Tahoe shareholders,” said Mr. Brodsky. Tahoe’s goal is to produce 20 million ounces of silver annually over a 20-year mine life.

New drill results show potential for resource growth in several areas:

First-pass, wide step-out drilling in the Far West extension area identified mineralized veins 600 metres west and 700 metres below the west limit of the current resource model. Vein location in this area reinforces the interpretation of a down-dropped fault offset to mineralization in the west end of the project.

Deep drilling in the West zone also extended the Margarito vein down-dip along a newly recognized change of vein dip (dilational jog) at depth. This north-dipping section of the vein remains open to depth.

Drilling in the East zone has extended mineralization below the East zone along a north-dipping dilational jog, similar to deep portions of the vein in the West and Central zones. Mineralization remains open to depth.

Wide-spaced step-out drillholes in the Far East zone confirmed the lateral continuation of the Escobal vein over 400 metres east of the current resource limit. This zone is untested at depth and remains open to the east where offset by post-vein faulting.

Extensional drilling in the deep West zone will continue with one deep-capacity surface drill while three drills focus on underground in-fill drilling to support mine-stope definition.

The 2013 exploration budget of $ 6.1 million will support continued deep step-out drilling in the west and east Escobal extensions as well as exploration in undrilled portions of the Escobal vein, satellite veins and regional targets as they become available.

The Escobal drillhole database is available on our website at www.tahoeresourcesinc.com. Available data includes all new drill results, drill long sections, plan map of vein occurrences and recent site photographs. A long section is included at the end of this news release.

Deep West Extension - Margarito Vein Definition
Two, deep wide-spaced holes were drilled with a large capacity drill to test the west extension of the Escobal vein where left-lateral, down-to-the west normal faults were interpreted. Drilling to a maximum depth of over 1,700 metres encountered mineralized veins similar to the main Escobal vein 600 metres west and 700 metres below the current resource limit. Hole E-378 intersected several zones of quartz vein/stockwork up to 18 metres wide with highest grade of 529 g/t Ag and 15 percent combined Pb/Zn (916 g/t AgEq) over a 1.5 metre drill length. E-390, drilled 200 metres to the east of E-378 intersected multiple veins with a high of 827 g/t Ag over 3.0 drill length. Drill intercepts suggest an east-west, moderate dip towards the north, consistent with the west Escobal resource and structural interpretation.

Drilling continues to expand the Margarito zone in the West Escobal area where it follows a north-dipping vein jog to depth. Contrary to previous interpretation, recent drillholes show the vein dipping towards the north where wide veins contain moderate silver grades with high-grade lead and zinc. This new north jog extension is currently defined over a 200 metre strike length adding +200 metres of potential down-dip extension below the current resource limit. The zone remains open to the west and to depth.

Table 1 – West Zone Highlights

Hole	From (m)	To (m)	Width (m)	Est. True Width (m)	Au g/t	Ag g/t	Pb %	Zn %	AgEq g/t	Remarks
348 incl.	412.5	447.0	34.5	23.0	0.53	196.4	0.8	1.1	271.8	Upper Margarito zone
	412.5	430.5	18.0	12.0	0.91	318.3	1.2	1.7	440.2
	459.0	465.0	6.0	4.0	0.18	151.5	0.6	1.2	205.7
351a	240.0	270.0	30.0	20.0	0.12	134.4	-	0.1	143.1	Margarito down-dip extension
	397.5	411.0	13.5	9.0	0.20	165.3	0.2	0.4	189.2
	420.0	429.0	9.0	6.0	0.24	168.4	0.5	0.8	211.4
	592.5	598.5	6.0	3.5	0.54	564.1	1.2	1.7	667.0
	629.0	677.5	48.5	25.0	0.41	275.3	1.0	1.7	365.0
352 incl. incl.	458.0	522.5	64.5	31.0	0.48	117.5	0.6	1.3	190.6	Margarito down-dip extension
	473.0	477.5	4.5	3.0	1.46	426.8	3.1	7.7	776.8
	570.5	651.5	81.0	42.5	0.22	109.5	2.1	3.8	271.3
	582.5	605.0	22.5	12.0	0.49	266.7	5.3	10.0	682.2

Hole	From (m)	To (m)	Width (m)	Est. True Width (m)	Au g/t	Ag g/t	Pb %	Zn %	AgEq g/t	Remarks
354 incl and	464.0	595.5	131.5	55.0	1.13	159.0	1.3	1.9	298.1	Upper Margarito zone
	528.0	547.5	19.5	8.0	0.49	204.2	0.9	2.3	310.9
	556.5	595.5	39.0	16.0	2.8	242.4	2.2	3.1	519.8
356	474.0	487.0	13.0	3.0	1.15	2340.9	0.6	1.0	2439.8	West zone. Footwall vein
362	243.0	249.0	6.0	3.5	0.18	430.0	0.1	0.2	446.5	Margarito footwall vein
	480.0	481.5	1.5	1.0	0.62	1591.6	0.4	1.0	1657.3
370 incl	598.5	622.5	24.0	11.0	0.67	237.3	7.2	9.2	688.3	Margarito down-dip extension
	601.5	612.0	10.5	4.8	1.29	381.1	15.2	19.0	1319.4
376 incl incl	661.5	727.5	66.0	33.5	0.26	93.4	4.0	5.0	337.2	Margarito down-dip extension
	661.5	669.0	7.5	4.0	0.31	250.8	3.9	5.9	516.6
	679.5	709.5	30.0	15.5	0.38	113.9	6.8	7.7	502.4
377	402.0	433.5	31.5	23.1	0.21	106.0	0.5	1.0	153.8	Margarito infill
	462.0	492.0	30.0	22.0	0.61	119.6	0.8	1.9	219.6
378 incl.	1288.5	1306.5	18.0	7.5	0.04	52.9	0.9	1.1	107.3	Deep far-west step out
	1290.0	1291.5	1.5	0.7	0.12	528.9	6.9	8.1	916.2
	1362.0	1371.0	9.0	3.3	0.02	15.7	2.0	1.9	115.3
386	716.5	722.5	6.0	5.0	1.16	149.9	2.6	5.5	415.8	Margarito depth ext
390 incl.	558.0	559.5	1.5	0.7	0.14	118.4	-	-	126.7	Deep far-west step out
	696.0	703.5	7.5	3.2	0.16	161.7	-	0.1	172.6
	696.0	699.0	3.0	1.3	0.22	295.0	0.1	0.2	312.1
	1002.0	1005.0	3.0	1.3	1.12	827.0	0.4	0.7	913.4

(AgEq grade calculated with these metals prices: $ 25/oz Ag, $ 1300/oz Au, $0.95/lb Pb, $0.90/lb Zn)

East Zone – Far East Extension
Recent East zone drilling extended mineralization down-dip below the East resource and identified intercepts related to a new mineralized shoot in the Far East extension area.

Six new holes have extended the East zone resource to depth where the vein is variably inclined along a dilation jog which in its deepest reaches dips towards the north. Intercepts include E-361 with 5.0 metres of 407 g/t Ag, E-368 with 9.0 metres of 325 g/t Ag and E-375 with 20.0 metres of 490 g/t Ag. High silver values are maintained in the deeper intercepts, which implies a relatively high level to the mineralized system with further potential silver mineralization at depth. The East zone jog is now defined over a +150 meter strike length and over a 130 metre vertical range, open at depth.

Exploration in the Far East extension area tested the concept of mineralization displaced to the north along transverse faults. This interpretation has been validated with the discovery of mineralized veins in three wide-spaced holes that show an extension of mineralization over 450 metres east of the current resource model. Narrow moderate grade veins intersected in E-372 (1.0 metres @ 246 g/t Ag), E-383 (1.2 metres @ 338 g/t Ag) and E-388 (2.3 metres @ 285 g/t Ag) are believed to represent upper portions of the mineralized zone with potential increases of grade/width expected at depth. The zone remains open to the east and to depth. Additional deep drilling is planned with a large-capacity drill in early 2013.

Table 2 – East Zone Highlights

Hole	From (m)	To (m)	Width (m)	Est. True Width (m)	Au g/t	Ag g/t	Pb %	Zn %	AgEq	Remarks
274a	699.0	706.5	7.5	6.0	0.29	128.5	0.2	0.2	154.6	East zone, Down-dip ext.
	730.5	738.0	7.5	6.0	0.21	251.0	0.2	0.5	280.3
347	654.0	670.5	16.5	12.0	0.11	633.5	0.4	0.5	663.2	East zone, Down-dip ext.
	681.0	696.0	15.0	11.0	0.10	415.0	0.3	0.7	444.3
361	641.5	649.5	8.0	5.0	0.14	406.7	0.2	0.4	428.9	East zone, Down-dip ext.
368 incl	639.0	658.5	19.5	9.0	0.17	325.7	0.2	0.3	348.6	East zone, Down-dip ext.
	643.5	652.5	9.0	4.0	0.17	509.3	0.3	0.3	535.2
375 incl	699.0	769.5	70.5	20.0	0.09	490.1	0.2	0.4	509.8	East zone, Down-dip ext.
	742.5	762.0	19.5	5.5	0.06	1380.4	0.2	0.4	1399.8
389	643.5	648.0	4.5	2.5	0.15	689.3	0.1	0.1	701.7	East zone, Down-dip ext.
	717.0	726.5	9.5	6.0	0.10	182.5	0.3	0.5	206.0
353	546.0	547.5	1.5	1.0	0.05	181.5	0.1	0.4	197.3	Far East Ext
	810.0	813.0	3.0	2.0	0.15	308.9	-	-	317.0
372	651.0	652.5	1.5	1.0	0.01	245.6	0.2	0.3	260.2	Far-East lateral extension
	658.5	661.5	3.0	2.0	0.15	110.6	0.2	0.4	132.7
	720.0	724.5	4.5	2.5	0.01	102.8	0.1	0.2	111.4
383 incl.	687.6	696.0	8.4	7.5	0.09	106.5	0.2	0.5	131.0	Far-East lateral extension
	693.0	696.0	3.0	2.6	0.10	130.5	0.3	0.8	163.8
	703.0	704.5	1.5	1.2	0.20	337.5	0.3	0.6	371.9
	802.0	806.5	4.5	3.6	0.18	174.4	0.1	0.2	189.5
388 incl.	774.0	783.0	9.0	7.0	0.04	140.8	0.3	0.8	170.7	Far-East lateral extension
	774.0	777.0	3.0	2.3	0.05	285.2	0.7	2.0	354.1

(AgEq grade calculated with these metals prices $ 25/oz Ag, $ 1300/oz Au, $0.95/lb Pb, $0.90/lb Zn)

Central Zone
Six recent drillholes completed in the Central zone refined the upper east resource margin and extended the zone to depth. Shallow drilling contributed slightly to the upper portion of the resource model with narrow low-grade veins encountered in E-364. At depth, E-394 confirmed a dilational jog in the deep Central zone where mineralized vein (6.5m @ 207 g/t AgEq) was encountered 80 metres below previous drilling which indicates a deep north jog open to depth over a 700 meter lateral span. These deeper reaches of the vein will be further explored through underground drilling as development declines advance.

Table 3 – Central Zone Highlights

Hole	From (m)	To (m)	Width (m)	Est. True Width (m)	Au g/t	Ag g/t	Pb %	Zn %	AgEq	Remarks
364 incl	235.5	255.5	20.0	12.0	0.65	736.7	0.5	0.8	802.4	Uppercentral zone
	237.5	248.0	10.5	6.5	1.15	1260.0	0.7	1.2	1370.3
	267.5	270.5	3.0	2.0	0.05	388.1	0.4	0.4	409.8
366	222.0	225.0	3.0	3.0	0.20	196.5	0.1	0.4	219.9	Uppercentral zone
394 incl	733.5	739.5	6.0	5.0	0.04	58.7	1.1	2.1	142.7	Central zone, down-dip extension
	744.0	753.0	9.0	6.5	0.22	160.4	0.4	1.0	207.3

(AgEq grade calculated with these metals prices: $ 25/oz Ag, $ 1300/oz Au, $0.95/lb Pb, $0.90/lb Zn)

Five Year Plan
The 2013 Budget and Five-Year Plan were approved by Tahoe’s board of directors in November, and the Company continues its focus on Escobal construction activities towards mill commissioning in the second half of 2013 followed by commercial production in early 2014. The project remains on-schedule and on-budget. The following table provides details of the Five Year Plan:

Five Year Plan – Key Business Indicators1,2,3

Key Business Indicator	2013	2014	2015	2016	2017
Silver Oz produced (millions)	N/A	20.5	20.1	20.5	20.0
Total cash cost per ounce[4,5]	N/A	$4.77	$5.05	$5.23	$5.32
Total cost per ounce[5]	N/A	$9.46	$8.83	$9.44	$9.06
Revenues ($millions)	N/A	$716.0	$686.6	$702.9	$685.2
Earnings per share	N/A	$3.28	$3.16	$3.18	$3.12
Cash flow per share	N/A	$3.45	$3.27	$3.38	$3.31
Free cash flow per share[5]	($0.37)	$3.23	$3.12	$3.22	$3.16

Notes:

1.	The Five-Year Plan is derived from indicated and inferred resources described in the May 2012 PEA. See Cautionary Note, Forward-Looking Statements and Financial Outlook below.
2.	Assumes the following metals prices: $35/oz Ag, $1800/oz Au, $0.95/lb Pb, $0.90/lb Zn. The May 2012 PEA assumes the following metals prices: $25/oz Ag, $1300/oz Au, $0.95/lb Pb, $.90/lb Zn.
3.	Projections of production and costs are expected to vary +/- 10 percent in any given year.
4.	Including by-product credits.
5.	See Non-GAAP Financial Measures below.

As of September 30, 2012, the engineering, procurement, and construction was 60 percent complete, underground development necessary to initiate commercial production is approximately 55 percent complete, $194.0 million of the $326.6 million capital budget had been spent and cash and equivalents on the balance sheet amounted to $225.2 million. The Company projects that it has sufficient cash on hand to complete construction and bring the project to commercial production status.

Acquisition of all operating permits is now complete with the exception of the Oasis exploitation permit which the Company expects to receive in 2012.

About Tahoe Resources
Tahoe’s strategy is to develop the Escobal project into a profitable mining operation and to position itself as a leading silver producer with high quality, low cost assets in the Americas. Tahoe is listed on the TSX (THO) and NYSE (TAHO) and is a member of the S&P/TSX Composite and TSX Global Mining indices. Tahoe filed a PEA for the Escobal project on SEDAR in November 2010, which described a proposed 3,500 tpd operation. A PEA for expansion of the operation to 4,500 and 5,500 tpd, as described in this news release is available on SEDAR. Additional information is available on Tahoe’s website: www.tahoeresourcesinc.com

# # #

Qualified Person Statement
This news release has been reviewed by Tahoe’s Technical Services Director Charles Muerhoff, a Qualified Person as defined by National Instrument 43-101.

Cautionary Note
The PEA for the Escobal project is preliminary in nature, in that it includes Inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the PEA will be realized. The basis for the PEA is the Indicated mineral resources and Inferred mineral resources, which have an effective date of January 23, 2012. There is no prefeasibility or feasibility study in regards to the Escobal project.

Forward-Looking Statements
Tahoe Resources is a Canadian corporation operating in Canada, the United States and Guatemala. This news release contains “forward-looking information” within the meaning of applicable Canadian securities legislation, and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to as “forward-looking information”). Wherever possible, words such as “plans,” “expects,” or “does not expect,” “budget,” “scheduled,” “estimates,” “forecasts,” “anticipate” or “does not anticipate,” “believe,” “intend,” and similar expressions or statements that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved, have been used to identify forward-looking information. In particular, this news release describes potential future events related to: higher mill throughput;, achieving mill commissioning in the second half of 2013 and commercial production in early 2014; future production and financial performance; and Tahoe’s strategy to develop the Escobal project. Forward-looking information is based on management’s reasonable assumptions, estimates, expectations, analyses and opinions which are based on management’s experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances, but which may prove to be incorrect. Assumptions have been made regarding, among other things, Tahoe’s ability to carry on exploration and development activities, the timely receipt of required approvals (including the exploitation permit for the Escobal Project), the price of silver and other metals, costs of development and production, Tahoe’s ability to operate in a safe, and effective manner and its ability to obtain financing on reasonable terms. Readers are cautioned that the foregoing list is not exhaustive. Tahoe’s actual results, programs and financial position could differ materially from those anticipated in such forward-looking statements as a result of numerous factors, risks and uncertainties, many of which are beyond the Company’s control. These include, but are not necessarily limited to, results of exploration activities and development of mineral properties, the interpretation of drilling results and other geological data, the uncertainties of resource and reserve estimations, receipt and security of mineral property titles, receipt of licenses to conduct mining activities , country risks, project cost overruns or unanticipated costs and expenses, the availability of funds, fluctuations in metal prices, currency fluctuations, and general market and industry conditions. There is no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on this information. Tahoe does not undertake to update any forward-looking information, except as, and to the extent required by, applicable securities laws. For more information about the risks and challenges of Tahoe’s business, investors should review Tahoe’s current AIF available at www.sedar.com.

Financial Outlook
This press release, in particular the information contained under the heading “Five Year Plan”, contains future oriented financial information or a financial outlook within the meaning of applicable securities laws (together referred to as the “financial outlook”). The financial outlook has been prepared by management of the Company to provide an outlook of the Company’s activities and results, and may not be appropriate for other purposes. The financial outlook has been prepared based on a number of assumptions including the assumptions discussed under the heading “Forward-Looking Statements” and assumptions with respect to the price of silver and other metals, mineral resource estimations, costs and expenditures to be incurred by the Company, foreign exchange rates, taxation rates for the Company, general and administrative expenses and the number of shares of the Company expects to be outstanding. Management does not have firm commitments for all of the costs, expenditures, prices or other financial assumptions used to prepare the financial outlook or assurance that such operating results will be achieved and, accordingly, the complete financial effects of all of those variables are not objectively determinable. The actual results of operations will likely vary from the amounts set forth in the analysis presented in this presentation, and such variation may be material.

The Company and its management believe that the financial outlook has been prepared on a reasonable basis, reflecting its best estimates and judgments, and represents to the best of management’s knowledge and opinion, the Company’s expected expenditures and results of operations. However, because this information is highly subjective and subject to numerous risks including the risks discussed above and in the current AIF, it should not be relied on as necessarily indicative of future results.

Non-GAAP Financial Measures
Total cash costs per ounce, total costs per ounce and free cash flow per share are non-GAAP measures (“these measures”). The Company believes that these measures are well understood and widely reported in the silver mining industry, but they do not have any standardized meaning, and are non-GAAP measures. The Company believes that, in addition to conventional measures, prepared in accordance with GAAP, certain investors may use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, these measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

For further information, please contact:
Tahoe Resources Inc.
Ira M. Gostin, Vice President Investor Relations
investors@tahoeresourcesinc.com
Tel: 775-448-5807

Escobal Long Section showing new drilling completed since the May 2012 PEA Resource.

E12-373: No vein
E12-367: 2.6m / 117
E12-366: 3.0m / 220
E12-360: 1.5m / 162
E12-364: 12.0m / 802
2.0m / 416
E12-350: 20.0m / 569
incl: 5.5m / 1639
E12-346: 23.0m / 272
incl: 12.0m / 440
E12-352: 31.0m / 191
12.0m / 652
E12-354: 55.0m / 296
16.0m / 520
E12-377: 23.0m / 154
22.0m / 220
E12-370: 11.0m / 656
E12-392: 3.6m / 1196
E12-372: 1.0m / 200
2.0m / 133
2.5m / 111
E12-369: 7.5m / 131
1.2m / 372
3.6m / 190
E12-365: 9.0m / 349
E12-361: 5.0m / 429
E12-382: No vein
E11-347: 12.0m / 663
11.0m / 444
E12-375: 20.0m / 609
incl: 5.5m / 1400
E12-274a: 6.0m / 155
6.0m / 260
E12-389: 2.5m / 702
6.0m / 306
E12-353: 2.0m / 317
E12-358: 6.0m / 171
incl: 2.3m / 354
E12-349: 4.5m / 114
E12-394: 5.0m / 143
6.5m / 207
E12-361a: 3.5m / 667
25.0m / 365
E12-357: No vein
E12-376: 13.5m / 337
incl: 4.0m / 617
and: 15.5m / 502
E12-386: 5.0m / 416
E12-380a: 1.5m / 113
E12-390: 3.2m / 173
incl: 1.3m / 312
and: 0.7m / 206
E12-380: 1.3m / 912
E12-378: 7.6m / 107
incl: 0.7m / 916
and: 3.3m / 115
2,000 mN
1,500 mN
1,000 mN
500 mN
0 mN
605,500 mE
606,000 mE
606,500 mE
607,000 mE
607,500 mE
608,000 mE
608,500 mE
Explanation
Previously reported drillholes
Drillholes reported in this Press Release
(DH: meters (true) / AgEq (g/t)
AgEq = Silver Equivalent grade
($25/oz Ag, $1300/oz Au, $0.95/lb Pb, $0.90/lb Zn)
Includes drilling through E12-394
May 2012 PA Resource:
Indicated Resource
Inferred Resource
Mineral Potential
Scale
500m
Dec. 2012